Exhibit 99.4
Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period/year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period/year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the period/year of acquisition.

The cost of and the accumulated depreciation of fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures as those of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense of the period / year.

In all other cases the gain or loss on forward exchange contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account of the period/year.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard – 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period / year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The employee stock option outstanding is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet

Rs. in Crores
	Schedule	As at	As at	As at
	Reference	30.06.2007	30.06.2006	31.03.2007

I. Sources of Funds :
1. Shareholders’ Funds

(a) Share Capital	1	133.53	65.26	133.44
(b) Share application money, pending allotment		4.52	0.98	7.85

(c) Reserves and Surplus	2	6,068.61	4,668.35	5,648.07

		6,206.66	4,734.59	5,789.36

2. Loan Funds

(a) Secured Loans	3	17.91	12.67	13.79

		6,224.57	4,747.26	5,803.15

II. Application of Funds :
1. Fixed Assets	4

(a) Gross Block		1,363.95	1,180.06	1,280.40
(b) Less: Depreciation / Amortisation		961.81	834.55	930.45

(c) Net Block		402.14	345.51	349.95

(d) Capital Work in Progress		293.38	112.16	290.05

		695.52	457.67	640.00

2. Investments	5	206.44	183.90	201.15

3. Deferred Tax Assets (net)	6	41.05	24.93	43.36

4. Current Assets, Loans and Advances

(a) Sundry Debtors	7	1,764.72	1,186.84	1,649.86

(b) Cash and Bank Balances	8	4,057.69	3,370.34	3,959.82

(c) Loans and Advances	9	291.70	201.19	261.75
(d) Other Current Assets - Interest Accrued on Fixed Deposits		116.47	131.86	64.83

		6,230.58	4,890.23	5,936.26

Rs. in Crores
	Schedule	As at	As at	As at
	Reference	30.06.2007	30.06.2006	31.03.2007

Less: Current Liabilities and Provisions

(a) Liabilities	10	514.94	487.51	597.17

(b) Provisions	11	434.08	321.96	420.45

		949.02	809.47	1,017.62

Net Current Assets		5,281.56	4,080.76	4,918.64

		6,224.57	4,747.26	5,803.15

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner for and on behalf of	Chairman	Managing Director
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice President - Finance	Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 20, 2007		Date : July 20, 2007

Satyam Computer Services Limited
Profit and Loss Account

Rs. in Crores
		for the	for the
		Quarter	Quarter	for the
	Schedule	Ended	Ended	Year Ended
	Reference	30.06.2007	30.06.2006	31.03.2007

Income

Services
- Exports		1,706.27	1,332.42	5,961.06

- Domestic		52.81	54.44	267.41

Other Income	12	61.85	74.38	181.61

		1,820.93	1,461.24	6,410.08

Expenditure

Personnel Expenses	13	1,059.38	795.13	3,706.04
Operating and Administration Expenses	14	286.99	236.08	993.31

Financial Expenses		0.51	1.07	7.61

Depreciation / Amortisation		32.55	32.30	129.89

		1,379.43	1,064.58	4,836.85

Profit Before Taxation		441.50	396.66	1,573.23

Provision for Taxation - Current		46.80	45.65	168.15
- Fringe Benefit		3.25	2.70	12.06

- Deferred		2.31	(11.78)	(30.21)

Profit After Taxation		389.14	360.09	1,423.23

Add: Balance brought forward		3,848.32	2,836.81	2,836.81
Less: Residual dividend and additional dividend tax		—	—	(0.56)

Profit Available for Appropriation		4,237.46	3,196.90	4,260.60

Appropriations :
Interim Dividend (2007- Rs. 1.00 per Equity Share )		—	—	65.61
Final Dividend (2007-Rs. 2.50 per Equity Share)		—	—	166.80

Rs. in Crores
		for the	for the
		Quarter	Quarter	for the
	Schedule	Ended	Ended	Year Ended
	Reference	30.06.2007	30.06.2006	31.03.2007

Tax on dividends		—	—	37.55

Transfer to General Reserve		—	—	142.32

Balance carried to Balance Sheet		4,237.46	3,196.90	3,848.32

Earnings Per Share (Rs. per equity share of Rs. 2 each)

Basic		5.83	5.53	21.73

Diluted		5.68	5.33	21.25

No. of Shares used in computing Earnings Per Share

Basic		667,398,284	651,454,264	654,853,959

Diluted		684,730,168	675,897,090	669,626,864

Notes to Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp.
	& Sr. Vice President-Finance	Governance)
& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 20, 2007		Date : July 20, 2007

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in Crores
		As at	As at	As at
		30.06.2007	30.06.2006	31.03.2007

1.	Share Capital
	Authorised :
	800,000,000 ( June 30, 2006 - 375,000,000; March 31, 2007 - 800,000,000) Equity Shares of Rs. 2 each	160.00	75.00	160.00

	Issued and Subscribed :
	667,670,523 (June 30, 2006 - 326,310,041; March 31, 2007 - 667,196,009) Equity Shares of Rs. 2 each fully paid-up	133.53	65.26	133.44

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	468,289,738 ( June 30, 2006 - 140,595,000; March 31, 2007 - 468,289,738) Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

130,245,596 (June 30,2006 -129,530,108;March 31,2007-130,209,472 ) Equity Shares of Rs. 2 each fully paid-up represent 65,122,798 (June 30,2006 - 64,765,054;March 31,2007-65,104,736) American Depository Shares

38,590,523 (June 30,2006 - 23,540,082;March 31,2007-38,116,009 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B (ASOP-B) and Associate Stock Option Plan — ADS (ASOP-ADS)

2.	Reserves and Surplus

	Share Premium Account

	As at April 1	1,321.18	1,028.63	1,028.63

	Add: Received on account of issue of ADS / ASOP	7.74	57.02	292.55

		1,328.92	1,085.65	1,321.18

	General Reserve

	As at April 1	462.10	402.79	402.79
	Add: Transfer from the Profit and Loss Account	—	—	142.32

Rs. in Crores
		As at	As at	As at
		30.06.2007	30.06.2006	31.03.2007

		462.10	402.79	545.11
	Less: Provision for leave encashment (Refer note (l) of Schedule 15)	—	17.47	17.47
	Less: Utilised on issue of bonus shares (Refer note (i) of Schedule 15)	—	—	65.54

		462.10	385.32	462.10

	Employee Stock Options

	Employee Stock Options Outstanding	183.47	0.48	180.61

	Less: Deferred Employee Compensation	143.34	—	164.14

		40.13	0.48	16.47

	Balance in Profit and Loss Account	4,237.46	3,196.90	3,848.32

		6,068.61	4,668.35	5,648.07

3.	Secured Loans

	Vehicle Loans	17.91	12.67	13.79

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

4. Fixed Assets

Rs. in Crores
		GROSS BLOCK				DEPRECIATION /AMORTISATION				NET BLOCK
		As at			As at	As at	For the	On	As at	As at	As at
	DESCRIPTION	01.04.2007	Additions	Deletions	30.06.2007	01.04.2007	period	Deletions	30.06.2007	30.06.2007	31.03.2007

1.	Land & Land
	Development
	-Freehold*	38.24	—	—	38.24	—	—	—	—	38.24	38.24
	-Leasehold	8.13	0.64	—	8.77	0.03	—	—	0.03	8.74	8.10

2.	Buildings**	101.76	15.46	—	117.22	16.84	0.99	—	17.83	99.39	84.92

3.	Plant and Machinery	873.32	42.58	—	915.90	733.63	24.29	—	757.92	157.98	139.69
	(Including Computers and Software)

4.	Office Equipment	25.99	1.45	—	27.44	17.01	0.91	—	17.92	9.52	8.98

5.	Furniture, Fixtures and Interiors	194.90	19.64	—	214.54	146.41	4.45	—	150.86	63.68	48.49

6.	Vehicles	38.06	5.52	1.74	41.84	16.53	1.91	1.19	17.25	24.59	21.53

	Total	1,280.40	85.29	1.74	1,363.95	930.45	32.55	1.19	961.81	402.14	349.95

	As at 30.06.2006	1,153.16	28.89	1.99	1,180.06	803.74	32.30	1.49	834.55	345.51	—

*	Includes Rs. 12.24 crores (March 31, 2007 — Rs. 12.24 crores) In respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores (March 31, 2007 — Rs. 38.85 crores) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in Crores
		As at		As at		As at
		30.06.2007		30.06.2006		31.03.2007
5.	Investments

Long Term

i)	Trade (Unquoted)

	Satyam Venture Engineering Services Private Limited 3,544,480 Shares of Rs. 10 each, fully paid-up		3.54		3.54		3.54

	CA Satyam ASP Private Limited 7,168,995 Equity Shares of Rs. 10 each, fully paid-up		7.17		7.17		7.17

	Intouch Technologies Limited 833,333 Shares of 20 US cents each, fully paid-up	10.90		10.90		10.90

	Less : Provision for diminution	10.90	—	10.90	—	10.90	—

	Medbiquitious Services Inc., 334,000 Shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up	1.57		1.57		1.57

	Less : Provision for diminution	1.57	—	1.57	—	1.57	—

	Avante Global LLC.,
	577,917 class ‘A’ units representing a total value of US Dollars 540,750	2.54		2.54		2.54

	Less : Provision for diminution	2.54	—	2.54	—	2.54	—

	Jasdic Park Company 480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75		0.75

	Less : Received on liquidation	0.26		0.26		0.26

	Less : Provision for diminution	0.49	—	0.49	—	0.49	—

	Investments in subsidiary companies

	Satyam Technologies Inc., 100,000 Common Stock of 1 US cent each, fully paid-up		20.22		20.22		20.22

	Nipuna Services Limited 18,268,000 Equity Shares of Rs. 10 each, fully paid-up		18.27		18.27		18.27

Rs. in Crores
		As at		As at		As at
		30.06.2007		30.06.2006		31.03.2007
	Satyam Computer Services (Shanghai) Co. Limited$$ (Additional subscription during the period/year)		29.03		16.61		25.75

	Citisoft Plc 11,241,000 Ordinary Shares of 0.01 GBP each, fully paid up		113.57		103.45		111.56

	Knowledge Dynamics Pte Ltd 10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up		14.64		14.64		14.64

	Satyam (Europe) Limited 1,000,000 Equity Shares of 1 GBP each, fully paid-up	6.98		6.98		6.98

	Less: Provision for losses	6.98	—	6.98	—	6.98	—

	Satyam Japan KK 200 Common Stock of J Yen 50,000 each, fully paid-up	0.42		0.42		0.42

	Less: Provision for losses	0.42	—	0.42	—	0.42	—

	Satyam Asia Pte Limited 400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up	1.03		1.03		1.03

	Less: Provision for losses	1.03	—	1.03	—	1.03	—

	Dr. Millennium, Inc., 710,000 Common Stock of 1 US Dollar each , fully paid-up	3.09		3.09		3.09
	Less : Received on account of reduction of Share Capital	2.99		2.99		2.99

	Less: Provision for losses	0.10	—	0.10	—	0.10	—

	Vision Compass, Inc.
	425,000,000 Common Stock of
	1US Cent each, fully paid-up	89.94		89.94		89.94

	Less : Provision for diminution	89.94	—	89.94	—	89.94	—

	Satyam IdeaEdge Technologies Private Limited 10,000 Equity Shares of Rs. 10 each, fully paid-up	0.01		0.01		0.01

	Less : Provision for diminution	0.01	—	0.01	—	0.01	—

ii)	Non Trade (Unquoted)

	National Savings Certificates, VIII Series (Lodged as security with government authorities)		—		—		—

			206.44		183.90		201.15

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in Crores
		As at	As at	As at
		30.06.2007	30.06.2006	31.03.2007
6.	Deferred Tax Assets (net)

	Debtors — Provision for doubtful debts	11.89	10.98	11.83

	Advances — Provision for doubtful advances	1.45	1.43	1.43

	Fixed Assets — Depreciation	(28.80)	(25.37)	(24.13)

	Others — Retirement Benefits etc.	56.51	37.89	54.23

		41.05	24.93	43.36

7.	Sundry Debtors (Unsecured)
	Considered good *

	(a) Over six months old	29.51	18.73	23.79

	(b) Other debts	1,735.21	1,168.11	1,626.07

		1,764.72	1,186.84	1,649.86

	Considered doubtful **	120.84	106.16	117.26

		1,885.56	1,293.00	1,767.12

	Less: Provision for doubtful debts **	120.84	106.16	117.26

		1,764.72	1,186.84	1,649.86

*	Debtors include dues from subsidiaries 5.20 crores (June 30,2006 — Rs. 4.61 crores,March 31,2007-Rs.4.15 crores ) and Unbilled revenue Rs. 176.15 crores (June 30,2006 — Rs. 251.52 crores,March 31,2007- Rs.158.18 crores)

**	Includes dues from subsidiaries Rs. 18.89 crores (June 30,2006 — Rs. 18.89 crores,March 31,2007-Rs.18.89 Crores )

Rs. in Crores
		As at	As at	As at
		30.06.2007	30.06.2006	31.03.2007
8.	Cash and Bank Balances

	Cash on hand	0.04	0.05	0.04

	Remittances in transit	—	9.38	—

	Balances with Scheduled Banks

	- On Current Accounts*	600.34	1,387.95	415.18

	- On Deposit Accounts	3,318.82	1,855.70	3,365.82

	Unclaimed Dividend Accounts	6.26	4.96	6.33

	Balances with Non-Scheduled Banks**

	- On Current Accounts	131.43	111.56	171.61

	- On Deposit Accounts	0.80	0.74	0.84

		4,057.69	3,370.34	3,959.82

*	Includes unutilised amount of ADS issue proceeds — Rs. Nil (June 30,2006 — Rs. 179.23 crores,March 31,2007-Nil )

**	Refer note (f) of Schedule 15

9.	Loans and Advances

	(Considered good unless otherwise stated)

	Secured — Loans	0.04	0.10	0.04
	Unsecured — Advances recoverable in cash or in kind or for value to be received*	200.75	127.57	182.28

	- Deposits	90.91	73.52	79.43

	Considered doubtful — Advances **	72.23	65.37	71.33

		363.93	266.56	333.08

	Less: Provision for doubtful Advances **	72.23	65.37	71.33

		291.70	201.19	261.75

*	Includes advances and share application money to subsidiaries Rs. 34.84 crores (June 30,2006 — Rs. 9.52 crores,March 31,2007- Rs.44.96 crores )

**	Includes due from subsidiaries Rs.48.12 crores (June 30,2006 — Rs. 48.12 crores,March 31,2007-Rs.48.12 crores)

10.	Liabilities

	Sundry Creditors

	- Dues to small scale industrial undertakings	—	—	—

	- Dues to other than small scale industrial undertakings	340.22	368.06	443.33

	Advances from Customers	1.20	1.16	1.23

Rs. in Crores
		As at	As at	As at
		30.06.2007	30.06.2006	31.03.2007
	Unearned Revenue	97.19	66.25	87.52
	Investor Education Protection Fund shall be credited by the following amounts — Unclaimed Dividends	6.26	4.96	6.33

	Other Liabilities	70.07	47.08	58.76

		514.94	487.51	597.17

11.	Provisions

	Provision for Taxation (less payments)	72.67	22.54	64.20

	Proposed Dividend (including tax thereon)	195.15	186.85	195.15

	Provision for Gratuity and Leave Encashment	166.26	112.57	161.10

		434.08	321.96	420.45

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

			Rs. In
			Crores
	for the	for the	for the
	Quarter	Quarter	Year
	Ended	Ended	Ended
	30.06.2007	30.06.2006	31.03.2007

12. Other Income

Interest on deposits and advances — Gross {Tax Deducted at Source Rs. 15.23 crores} (June 30, 2006- Rs.6.47 crores,March 31,2007 - Rs. 25.94 crores)	67.34	28.88	165.77

Gain/(Loss) on exchange fluctuations (net)	(6.11)	45.19	13.54

Miscellaneous income	0.62	0.31	2.30

	61.85	74.38	181.61

13. Personnel Expenses

Salaries and bonus	962.19	740.18	3,425.89

Contribution to provident and other funds	69.72	51.04	248.22

Staff welfare expenses	3.81	3.92	15.94

Employee stock compensation expense	23.66	(0.01)	15.99

	1,059.38	795.13	3,706.04

14. Operating and Administration Expenses

Rent	24.58	18.87	88.07

Rates and taxes	5.50	5.82	24.46

Insurance	3.83	3.83	16.52

Travelling and conveyance	98.88	76.04	367.57

Communication	19.05	15.28	64.32

Printing and stationery	1.04	1.15	8.10

Power and fuel	11.41	8.79	34.68

Advertising	1.06	1.18	3.24

Marketing expenses	17.10	17.39	59.63

			Rs. In
			Crores
	for the	for the	for the
	Quarter	Quarter	Year
	Ended	Ended	Ended
	30.06.2007	30.06.2006	31.03.2007

Repairs and maintenance

- Buildings	0.78	0.62	2.69

- Machinery	3.89	3.59	14.45

- Others	6.05	5.16	27.00

Security services	1.58	0.98	4.97

Legal and professional charges	42.81	32.98	139.48

Provision for doubtful debts and advances	5.94	2.26	19.33

Loss on sale of Fixed Assets (net)	0.36	0.16	0.79

Directors’ sitting fees	0.01	0.01	0.04

Auditors’ remuneration	0.65	0.27	3.67

Donations and contributions	1.04	0.87	3.62

Subscriptions	0.71	0.65	3.13

Training and development	9.24	4.00	22.35

Research and development	0.41	0.34	1.29

Software charges	3.23	8.40	20.22
Managerial remuneration

- Salaries	0.52	0.09	1.66

- Commission	0.22	0.15	0.95

- Contribution to Provident Fund	0.01	0.01	0.04

- Others	0.04	0.05	0.22

Visa charges	23.72	23.28	44.47

Miscellaneous expenses	3.33	3.86	16.35

	286.99	236.08	993.31

Satyam Computer Services Limited
15. Notes to Accounts
a) Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options.

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 19,117,177 equity shares of Rs. 2 each were outstanding as at June 30, 2007 (June 30, 2006 — 40,628,076 , March 31, 2007 — 19,976,210).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2007	2006	March 31, 2007

At the beginning of the period / year	19,976,210	45,605,388	45,605,388
Granted	—	—	—
Exercised	(438,390)	(3,552,096)	(17,448,659)
Cancelled	(420,643)	(1,425,216)	(8,180,519)
At the end of the period / year	19,117,177	40,628,076	19,976,210

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,439,946 ADS (June 30, 2006 — 1,900,496, March 31, 2007 — 1,461,064) representing 2,879,892 equity shares of Rs.2 each were outstanding as at June 30, 2007 (June 30, 2006- 3,800,992, March 31, 2007 - 2,922,128).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2007	2006	March 31, 2007

At the beginning of the period / year	1,461,064	1,991,342	1,991,342
Granted	—	20,000	20,000
Exercised	(18,062)	(84,454)	(424,136)
Cancelled	(3,056)	(26,392)	(126,142)
At the end of the period / year	1,439,946	1,900,496	1,461,064

iv.	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)

The Company has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellations) for a total number of 3,318,140 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at June 30, 2007 ( June 30, 2006- Nil, March 31, 2007 — 3,293,140).

	Quarter ended June 30,		Year ended
Options	2007	2006	March 31, 2007

At the beginning of the period / year	3,293,140	—	—
Granted	25,000	—	3,293,140
Exercised	—	—	—
Cancelled	—	—	—
At the end of the period / year	3,318,140	—	3,293,140

v.	Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))

The Company has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 254,120 ADS (June 30, 2006- Nil, March 31, 2007 — 236,620) representing 508,240 equity shares of Rs. 2 each were outstanding as at June 30, 2007 (June 30, 2006- Nil, March 31, 2007 — 473,240)

	Quarter ended June 30,		Year ended
Options	2007	2006	March 31, 2007

At the beginning of the period / year	236,620	—	—
Granted	17,500	—	236,620
Exercised	—	—	—
Cancelled	—	—	—
At the end of the period / year	254,120	—	236,620

Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

	Quarter ended June 30,		Year ended
Particulars	2007	2006	March 31, 2007

1. Profit after Taxation
- As reported (Rs. in crores)	389.14	360.09	1,423.23
- Pro forma (Rs. in crores)	385.45	344.08	1,373.05

2. Earnings per share:
Basic
- No. of shares	667,398,284	651,454,264	654,853,959
- EPS as reported (Rs.)	5.83	5.53	21.73
- Pro forma EPS (Rs.)	5.78	5.28	20.97
Diluted
- No. of shares	684,730,168	675,897,090	669,705,425
- EPS as reported (Rs.)	5.68	5.33	21.25
- Pro forma EPS (Rs.)	5.63	5.09	20.50

     The following assumptions were used for calculation of fair value of grants:

	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Dividend yield (%)	0.78	0.85	0.78
Expected volatility (%)	56.64	56.86	59.01
Risk-free interest rate (%)	7.00	7.00	8.00
Expected term (in years)	1.15	1.14	0.96

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

(d)	Investments
i)	During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs), a deferred consideration of Rs. 13.63 crores (equivalent GBP 1.75 million), a maximum earn-out consideration amounting to Rs. 18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and EBT contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. The Company paid Rs. 0.65 crores (Equivalent GBP 0.08 million) towards EBT contribution in May 2007.

On June 29, 2007, the Company entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (Equivalent GBP 1.74 million) and payment towards EBT of Rs. 0.65 crores (Equivalent GBP 0.08 million) is payable by the Company in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement has been recognized as cost of investment by the Company.

ii)	During October 2005, the Company acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

The Company acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs). A maximum earn out consideration of Rs. 4.87 crores (Equivalent SGD 1.84 million) is payable on April 30, 2008, based on achievement of targeted revenues and profits.
(e)	Land

The Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

(f)	Balances with Non-Scheduled Banks

	Balances			Maximum Balances
			As at	Quarter ended		Year ended
	As at June 30,		March 31,	June 30,		March 31,
Name of the Bank	2007	2006	2007	2007	2006	2007

Balances with Non-Scheduled Banks On Current Accounts
Banco Do Brasil, Brasil	0.69	—	0.60	2.34	—	1.59
Banque Nationale De Paris, Brussels	2.83	0.44	1.80	2.90	1.64	5.33
Banque Nationale De Paris, France	0.82	1.49	1.88	1.86	2.66	4.55
Banque Nationale De Paris, Hague	4.19	3.40	2.84	6.91	5.46	8.04
Banque Nationale De Paris, Ireland	0.73	0.78	1.66	1.68	1.25	1.96
Banque Nationale De Paris, Italy	0.28	2.93	0.93	0.93	2.93	2.95
Banque Nationale De Paris, Saarbruecken	4.66	1.45	2.40	9.76	1.61	9.78
Banque Nationale De Paris, Spain	0.39	0.79	0.60	1.07	0.94	1.58
Banque Nationale De Paris, Switzerland	1.94	—	0.37	5.79	—	8.98
Banque Nationale De Paris, Saudi Arabia	1.31	—	0.19	2.14	—	1.13
Banque Nationale De Paris, Taipei	2.61	2.45	2.45	2.71	2.45	2.64
Citibank NA, Bangkok	16.34	10.71	14.19	16.95	12.43	15.64
Citibank NA, Brazil	0.29	—	—	0.32	—	—
Citibank NA, Denmark	1.86	0.01	0.58	1.86	0.01	4.68
Citibank NA, Dubai	1.13	0.73	0.08	2.76	1.54	2.51
Citibank NA, Hong Kong	0.37	0.25	1.56	1.59	0.73	1.56
Citibank NA, Hungary	0.48	0.09	0.18	0.67	0.50	0.55
Citibank NA, Kuala Lumpur	1.04	3.66	0.80	2.57	4.47	8.44
Citibank NA, London	1.40	0.53	2.25	2.25	1.62	2.27
Citibank NA, New York	6.96	6.87	8.88	27.31	20.00	33.03
Citibank NA, New Zealand	1.38	1.20	1.37	1.88	2.23	2.94
Citibank NA, Seoul	10.73	8.48	10.39	11.03	8.89	10.70
Citibank NA, Singapore	2.55	3.81	3.81	7.36	7.05	8.64
Citibank NA, Johannesburg	5.78	1.41	2.21	7.41	2.05	3.36
Citibank NA, Sydney	18.32	7.84	18.66	39.99	22.05	25.61
Citibank International Plc, Stockholm	0.55	—	0.45	0.82	—	0.60
Citibank NA, Toronto	2.38	2.85	2.47	9.33	5.54	9.23
Dresdner Bank, Saarbruecken	2.87	6.10	2.82	6.94	14.73	14.73
Hong Kong and Shanghai Banking Corporation, London	13.94	19.43	21.08	34.48	29.61	50.53
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	4.86	6.98	3.83	28.62	15.80	14.55
Hong Kong and Shanghai Banking Corporation, Mauritius	0.09	—	—	0.10	—	—
Koonmin Bank, Seoul	—	0.05	—	0.55	0.05	0.12
KSB Bank N V, Brussels	2.62	4.59	0.95	4.22	9.63	9.63
Mitsui Sumitomo Bank, Tokyo	0.21	0.29	0.58	1.93	2.18	2.18
UBS Bank, Switzerland	1.97	3.78	7.67	7.67	7.70	8.97
Unicredit Banca, Italy	0.40	1.00	0.57	0.88	3.95	3.95

	Balances			Maximum Balances
			As at	Quarter ended		Year ended
	As at June 30,		March 31,	June 30,		March 31,
Name of the Bank	2007	2006	2007	2007	2006	2007

United Bank, Vienna	6.83	2.67	39.55	66.70	58.11	58.18
Wachovia Bank, New Jersey	5.61	4.48	10.94	17.87	20.59	73.82
Woori Bank, Korea	—	—	—	0.16	0.26	0.26

	131.43	111.56	171.61

On Deposit Accounts
Citibank NA, Hungary	0.80	0.74	0.84	0.80	0.74	0.84

(g) Related Party Transactions
The Company had transactions with the following related parties:
Subsidiaries: Citisoft Plc, Citisoft Inc (Subsidiary of Citisoft Plc)., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD (Subsidiaries of Knowledge Dynamics Pte Ltd), Nipuna Services Limited, Satyam Computer Services (Shanghai) Co. Ltd and Satyam Technologies Inc.
Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.
Others: Satyam Foundation Trust (Enterprises where trustees are spouses of certain Whole-time Directors and Key Management Personnel) and Satyam Associate Trust (Enterprises where some of trustees are Key Management Personnel)
Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), Abraham Joseph, A.S.Murthy, Mohan Eddy (Partly employed),G.B.Prabhat (partly employed),D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Murali V and Hari T.
Summary of the transactions and balances with the above related parties are as follows:
Transactions:

			Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31,2007

Sales:
Subsidiaries	0.66	1.32	6.24

Outsourcing Services:
Subsidiaries	19.75	10.53	55.61
JVs	9.42	10.32	40.01

	29.17	20.85	95.62

Other Services:
Subsidiaries	0.89	0.33	2.19
JVs	0.49	0.51	2.05

	1.38	0.84	4.24

Interest Income:
JVs	—	0.01	0.02

Purchase of Fixed Assets :
Subsidiaries	—	0.02	0.02
JVs	—	—	0.89

	—	0.02	0.91

Investments in:
Subsidiaries	3.28	0.69	9.83

Advances to:
Subsidiaries	2.96	12.03	57.36
Others	—	—	5.00

	2.96	12.03	62.36

Contributions to:
Others	0.98	0.87	3.48

Balances :

	Rs. in crores
	As at June 30,				As at
	2007		2006		March 31, 2007

Accounts Receivable:
Subsidiaries	5.20	*	4.61	*	4.15	*
JVs	0.49		0.20		0.23

	5.69		4.81		4.38

Payables:
Subsidiaries	31.89		14.28		31.53
JVs	11.68		10.67		11.48

	43.57		24.95		43.01

Investments:
Subsidiaries	195.73	*	173.19	*	190.44	*
JVs	10.71		10.71		10.71

	206.44		183.90		201.15

Advances and share application money:
Subsidiaries	34.84	*	9.52	*	44.96	*
JVs	—		0.52		—
Others	5.72		0.71		5.72

	40.56		10.75		50.68

*	Net of provisions made
Transactions with Directors and Key Management Personnel

Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Remuneration to Whole-time Directors	0.57	0.15	2.27
Remuneration to Key Management Personnel	3.72	3.86	19.47
Professional charges to a Director	0.20	—	0.87
Advances to Key Management Personnel	—	—	1.28

Balances due to / from Directors and Key Management Personnel

Rs. in crores
	As at June 30,		As at
	2007	2006	March 31, 2007

Remuneration Payable to Whole-time Directors	0.42	0.22	0.45
Remuneration Payable to Key Management Personnel	0.80	0.16	0.80
Advances due from Key Management Personnel	0.08	0.33	0.09
Professional charges payable to a Director	0.20	—	0.87

Options granted and outstanding to the Key Management Personnel 2,058,395 {includes 112,163 options granted under ASOP — ADS and 15,000 options granted under ASOP — RSUs (ADS)} (June 30, 2006 — 2,377,257 {includes 614,870 options granted under ASOP — ADS}, March 31, 2007 — 1,948,632 {includes 112,163 options granted under ASOP — ADS and 15,000 options granted under ASOP — RSUs (ADS)}).
Options granted and outstanding to a Whole-time Director 1,050,720 {includes 1,025,720 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)} (June 30, 2006 - Nil, March 31, 2007 1,050,720 {includes 1,025,720 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)}.

Options granted and outstanding to Non-executive Directors of the Company and its subsidiary 60,000 {includes 35,000 options granted under ASOP — RSUs (ADS)} (June 30, 2006 — Nil, March 31, 2007 — Nil).
(h) Obligation on long term non-cancelable operating leases
The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the period / year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Lease rentals (Refer Schedule 14)	24.58	18.87	88.07

	As at June 30,		As at
	2007	2006	March 31, 2007

Obligations on non-cancelable leases:
Not later than one year	20.83	15.67	18.62
Later than one year and not later than five years	12.02	10.93	14.87
Later than five years	1.21	1.85	1.43

Total	34.06	28.45	34.92

(i) Earnings per Share
At the annual general meeting held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by utilizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.
Calculation of EPS (Basic and Diluted):

	Quarter ended June 30,		Year ended
S.No. Particulars	2007	2006	March 31, 2007

Basic
1. Opening no. of shares	667,196,009	648,899,078	648,899,078
2. Total Shares outstanding	667,398,284	651,454,264	654,853,959
3. Profit after Taxation (Rs. in crores)	389.14	360.09	1,423.23
4. EPS (Rs.)	5.83	5.53	21.73

Diluted
5. Stock options outstanding	17,331,884	24,442,826	14,851,466
6. Total shares outstanding (including dilution)	684,730,168	675,897,090	669,705,425
7. EPS (Rs.)	5.68	5.33	21.25

(j) Commitments and Contingencies
i)	Bank Guarantees outstanding Rs 95.72 crores (June 30, 2006 — Rs. 57.88 crores, March 31, 2007 — Rs. 98.56 crores).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 195.61 crores (June 30, 2006 — Rs. 146.81 crores, March 31, 2007 — Rs. 158.07 crores).

iii)	Forward & Option Contracts outstanding Rs. 3,042.72 crores (Equivalent US$ 743.56 millions) {June 30, 2006 — Rs. 913.86 crores (Equivalent US$ 198.00 millions), March 31, 2007 — Rs. 1,978.98 crores (Equivalent US$ 452.63 millions)}.Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 89.88 crores { June 30, 2006 -(Rs. 22.00 crores), March 31, 2007 — Rs. 26.64 crores}. There are no unhedged forex exposures.

iv)	Claims against the Company not acknowledged as debts
–	Income tax and Sales tax matters under dispute — Rs. 24.07 crores (June 30, 2006 — Rs. 20.38 crores, March 31, 2007 — Rs. 22.03 crores).
v)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 4.87 crores (June 30, 2006 — Rs. 82.45 crores, March 31, 2007 — Rs. 75.56 crores).

vi)	Nipuna Services Limited (a majority owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value of Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between the Company, the preference shareholders and Nipuna. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$ 10 million) would be redeemed for Rs. 60.10 crores (Equivalent US$ 13.6 million) at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. The preference shareholders gave Nipuna a Notice of Conversion of Preference Shares and in January 2007, 45,505,000 preference shares have been converted into 6,422,267 equity shares of Nipuna.

Further as per the SPRA Agreement, the Company agrees to purchase and the preference shareholders agree to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of Rs. 152.57 crores (Equivalent US$ 35 million) to maximum of Rs. 196.16 crores (Equivalent US$ 45 million), however if an acceleration event occurs the purchase price would equal Rs. 196.16 crores (Equivalent US$45 million). If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than Rs. 152.57 crores (Equivalent US$ 35 million) however if an acceleration event occurs the purchase price shall not be less than Rs. 196.16 crores (Equivalent US$45 million). This is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007, an acceleration event has occurred.

As of June 30, 2007, the closure of share purchase has not taken place.

The Company has guaranteed payment of all sums payable by Nipuna to the preference shareholders on redemption of the said preference shares.

vii)	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 81.48 crores ( June 30, 2006 — Rs. 92.18 crores, March 31, 2007 — Rs. 87.18 crores ) (Equivalent US$ 20 million).

viii)	The Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between the Company and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued its Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. The Management believes that this will not have any adverse effect upon the Company’s results of operations, financial condition and cash flows.

(k) The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

	Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Projected benefit obligation at the beginning of the period	47.34	35.08	35.08
Current service cost	2.19	2.08	8.77
Interest cost	0.86	0.63	2.30
Actuarial loss/(gain)	(0.06)	(0.58)	6.44
Benefits paid	(1.18)	(1.53)	(5.25)

Projected benefit obligation at the end of the period	49.15	35.68	47.34

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period	49.15	35.68	47.34
Fair value of plan assets at end of the period	—	—	—

Funded status of the plans — ( asset )/ liability	49.15	35.68	47.34
Liability recognised in the balance sheet	49.15	35.68	47.34

Gratuity cost for the period
Current service cost	2.19	2.08	8.77
Interest cost	0.86	0.63	2.30
Net actuarial (gain)/loss recognised in the period	(0.06)	(0.58)	6.43

Net gratuity cost	2.99	2.13	17.50

Assumptions
Discount rate	7.95%	7.00%	8.00%
Long-term rate of compensation increase	7.00%	7.00%	7.00%

(l) Provision for Leave encashment
Effective April 1, 2006, the Company has adopted the revised accounting standard (AS- 15) Employee Benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 26.33 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against general reserves.
(m) Other Information
(i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

(ii)	Auditor’s remuneration:

	Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Statutory audit	0.65	0.25	2.40
Tax audit	—	—	0.08
Other services	0.01	0.01	1.18
Out of pocket expenses	0.03	0.01	0.01

(iii)	Earnings in foreign exchange (on receipt basis):

Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Income from software development services	1,454.53	1,138.51	4,728.55

(iv) C.I.F. value of imports:

Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Capital goods	20.69	9.03	90.80

(v) Expenditure in foreign currency (on payment basis):

Rs. in crores
	Quarter ended June 30,		Year ended
	2007	2006	March 31, 2007

Travelling expenses	34.76	26.95	124.19
Expenditure incurred at overseas branches	1,099.34	607.46	2,910.64
Others	22.70	15.34	60.29

(n)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs.in lakhs
		As at June 30,		As at
				March 31,
Schedule No.	Description	2007	2006	2007

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06	0.06	0.06

(o) Reclassification:
Figures for the corresponding period and previous year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement

Rs. in Crores
		for the	for the	for the
		Quarter	Quarter	Year
		Ended	Ended	Ended
		30.06.2007	30.06.2006	31.03.2007

A.	Cash Flows from Operating Activities

	Net Profit before Tax	397.82	367.77	1,423.46

	Financial expenses	0.51	1.07	7.61

	Depreciation / Amortisation	32.55	32.30	129.89

	Loss on sale of Fixed Assets	0.36	0.16	0.79
	Exchange differences on translation of foreign currency cash and cash equivalents	36.85	(45.13)	(9.23)

	Operating profit before changes in Working Capital	468.09	356.17	1,552.52

	(Increase)/Decrease in Sundry Debtors	(114.86)	(64.03)	(527.04)

	(Increase)/Decrease in Loans and Advances	(29.95)	(17.95)	(78.51)
	Increase/(Decrease) in Current Liabilities and Provisions	(61.69)	77.47	232.39

	Cash generated from operations	261.59	351.66	1,179.36

	Income Taxes Paid	(41.58)	(59.34)	(149.53)

	Net Cash from Operating Activities	220.01	292.32	1,029.83

B.	Cash Flows used in Investing Activities

	Purchase of Fixed Assets	(88.61)	(64.21)	(345.82)

	Purchase of Long term Investments	(20.67)	(18.77)	(32.76)

	Proceeds from sale of Fixed Assets	0.19	0.34	1.36

	Proceeds from maturity of Long Term Deposits	—	—	1,795.50

	Investment in Long Term Deposits	—	—	(3,308.41)

	Interest income received	15.70	7.61	211.55

	Net Cash used in Investing Activities	(93.39)	(75.03)	(1,678.58)

Rs. in Crores
		for the	for the	for the
		Quarter	Quarter	Year
		Ended	Ended	Ended
		30.06.2007	30.06.2006	31.03.2007

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital including application money pending allotment	4.49	56.56	301.59
	Proceeds from Secured Loans	6.39	2.45	10.24

	Repayment of Secured Loans	(2.27)	(2.35)	(9.01)

	Financial expenses paid	(0.51)	(1.07)	(7.61)

	Payment of Dividend	—	—	(261.11)

	Net Cash from Financing Activities	8.10	55.59	34.10

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(36.85)	45.13	9.23

	Net (Decrease)/Increase in Cash and Cash equivalents during the period/year	97.87	318.01	(605.42)
	Cash and Cash equivalents at the beginning of the period/year	651.41	1,256.83	1,256.83

	Cash and Cash equivalents at the end of the period/year	749.28	1,574.84	651.41

	Supplementary Information

	Cash and Bank Balances	4,057.69	3,370.34	3,959.82
	Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	1,795.50	3,308.41

	Balance considered for Cash Flow Statement	749.28	1,574.84	651.41

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	6.26	4.96	6.33

Figures for the corresponding period /year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

for and on behalf of the Board of
This is the Cash Flow Statement referred to in our report of even date.	Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice President - Finance	Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 20, 2007		Date : July 20, 2007